

April 4, 2023

David Ruud
Chief Financial Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

>   **Re: DTE Energy Company**
>   **Form 10-K for the Fiscal Year ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-11607**

Dear David Ruud:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis
Results of Operations, page 30

1. We note your non-GAAP disclosures of Utility Margin on pages 32 and 34, and Non-utility Margin on pages 36 and 38, within the tabulations and associated segment results of operations discussions, and we see that you have disclosure in the third paragraph on page 31, identifying operating income as the most comparable GAAP measure.

   However, you have not provided any discussion and analysis of this GAAP measure that would be comparable to that provided for the non-GAAP margin measures.

   We understand that your non-GAAP margin measures generally represent segment revenues less fuel, purchased power, and gas expenses, and exclude certain amounts that would be attributable to a GAAP measure of cost of revenue, such as the allocable amounts of operation and maintenance expense and depreciation and amortization, as would be reflected in a GAAP measure of gross margin.

We believe that you should identify gross margin as the most directly comparable GAAP measure in providing the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K. Your disclosures should include a discussion and analysis of the changes in gross margin, comparable to that provided for changes in your non-GAAP measures of Utility Margin and Non-utility Margin.

Please refer to the guidance in the answers to Questions 102.10(a) and 102.10(b) of our Compliance and Disclosure Interpretations (C&DIs) for Non-GAAP measures, and submit the revisions that you propose to address the concerns outlined above, utilizing gross margin as the most directly comparable GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding comments on the financial statements and related matters.

Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation